DELVERTON RESORTS INTERNATIONAL INC.
                  Attorneys at Law
                 215 Apolena Avenue
           Newport Beach, California 92662
                    202-387-5400
                     ----------
             Email:  CassidyLaw@aol.com



Telephone: 202/387-5400              Fax:  949/673-4525

                    September 19, 2013


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


          Re:  Delverton Resorts International Inc.
               (formerly Creekwalk Acquisition Corporation)

Gentlemen:

Delverton Resorts International Inc. (formerly Creekwalk
Acquisition Corporation) hereby respectfully requests the withdrawal, effective immediately, of the filing of its Registration Statement filed with the Securities and Exchange Commission on September 12,
2013.

The filing of this document was made under the incorrect
Edgar filing tab and was refilled correctly on September
17, 2013.

Copies of the written order granting withdrawal may be set to the address set forth above.


                         Sincerely,



                         /s/ James Cassidy

			  Cell phone:  202-744-2929